EXHIBIT 99.1

130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 ir@avalonraremetals.com www.avalonraremetals.com

News Release

July 7, 2011	No. 11-09

Avalon’s updated Prefeasibility Study Confirms
Significantly Improved Economics for the Nechalacho
REE Deposit, Thor Lake, NWT, Canada

Toronto, ON -- Avalon Rare Metals Inc. (TSX and NYSE Amex: AVL) ("Avalon" or the "Company") is pleased to announce a significant improvement in the anticipated economics of the Nechalacho Rare Earth Elements ("REE") deposit at Thor Lake NWT, Canada (the "Project"), based on the results of an update of its June, 2010 Prefeasibility Study ("PFS"). The update was prepared to reflect a new mine plan based on an update of the Mineral Reserve Estimate which was, in turn, based on the Company’s January, 2011 mineral resource update as well as higher product prices.

The updated PFS produced a discounted cash flow (“DCF”) analysis yielding a 39% Internal Rate of Return (“IRR”) on a pre-tax basis (compared to 14% in the original study) and a 34% IRR on an after-tax basis (compared to 12% in the original study). The NPV at a 10% discount rate is now CAD$1.77 billion pre-tax and CAD $1.27 billion after-tax.

Don Bubar, President and CEO states, “While higher levels of profitability based on a higher price assumption was not an unexpected result, a significant part of the improved economics arises from the higher grade heavy rare earth subzones discovered in 2010, which result in substantially increased revenues during the early years of production. Furthermore, we continue to use a relatively conservative price assumption for rare earth oxides relative to current prices, on the expectation that prices will ultimately decrease from current record levels as new supply comes into the market. Interestingly, if one applies current prices in our model, it generates an impressive 102% IRR pre-tax and 89% IRR after-tax. The NPV at a 10% discount rate would be CAD$7.65 billion pre-tax and CAD $5.59 billion after-tax.

Summary of Financial Analysis

The current study is an update to the original prefeasibility study prepared by independent consultants Roscoe Postle Associates Inc. (“RPA”), and disclosed in the news release dated June 21, 2010.  The updated PFS is based principally on an updated Mineral Reserve estimate that was derived from a new mine plan developed from the updated mineral resource estimate disclosed in January, 2011. In addition to higher product price assumptions, the new economic analysis also incorporates related updates to operating costs, foreign exchange rates and production ramp-up time-lines as summarized below.

The updated PFS (like the original PFS) does not include a refinery/separation plant in the development model and revenues for rare earth oxides are discounted accordingly to account for the cost for separation. Construction of a separation plant and refinery will be included in the development model for the Bankable Feasibility Study to be completed in late 2012. Only a scoping level analysis of costs associated with a separation plant are presently available (see news release dated October 21, 2010) and therefore could not be included in the updated PFS. Work on a Prefeasibility Study for a separation plant is underway and is targeted for completion in early 2012. Significant differences in the parameters between the updated PFS and the original PFS are summarized as follows (not all inclusive):

Items	Original Prefeasibility study	Updated Prefeasibility study
Mine Life	18 years	20 years
Production Schedule	4 year ramp-up from 1,000 tpd to 2,000 tpd	Year 1 average of 1,833 tpd and years 2-20 at 2,000 tpd
Mill & Hydrometallurgical Recoveries	--------	No Change
Labour costs	--------	5% increase
Reagent costs	--------	5% increase
Average Operating Costs per tonne	$267 or $5.93/kg	$269 or $5.54/kg
Total Project Capital Costs	$900 million	$902 million
Hydrometallurgical Plant Tailings	Located on existing historic tailings @ Capex = 22.8 million	Located in historic open pit @ Capex = $8.8 million
Mine Equipment Capex	--------	15% increase
Exchange Rates	CAD$1.00 = USD$0.90	CAD$1.00 = USD$0.95
Average TREO Price	$21.94/kg	$46.33/kg
Niobium Price	$45/kg	$55.86/kg
Zirconium Price	$3.77/kg	$3.77/kg
Tantalum Price	$130/kg	$255.63/kg

The resulting DCF analysis is summarized below.

Financial Analysis	Original PFS		Updated PFS
	After-Tax (CAD $)	Pre-Tax (CAD $)	After-Tax (CAD $)	Pre-Tax (CAD $)
IRR	12%	14%	34%	39%
Net Cash Flow	1.5 billion	2.1 billion	4.48 billion	6.08 billion
NPV @ 8%	236 million	428 million	1.61 billion	2.22 billion
NPV @ 10%	97 million	246 million	1.27 billion	1.77 billion

For comparison, the following table illustrates how the DCF analysis would look if current record prices are applied in the model.

Illustrative Financial Analysis	Using June 17, 2011 TREO Prices (FOB China, source Metal-Pages.com)
	After-Tax (CAD $)	Pre-Tax (CAD $)
IRR	89%	102%
Net Cash Flow	16.24 billion	22.16 billion
NPV @ 8%	6.74 billion	9.22 billion
NPV @ 10%	5.59 billion	7.65 billion

The 20 year mine life is based on a new CIM-compliant Probable Mineral Reserve estimate of 14.5 million tonnes of 1.53% TREO1, 2.90% zirconium oxide (ZrO2), 0.38% niobium oxide (Nb2O5) and 0.04% tantalum oxide (Ta2O5). The mining method was updated to include some long-hole stoping in the thicker parts of the reserve, but no changes were made to the metallurgical process flowsheets from the original PFS, where combined recoveries of TREO, ZrO2, Nb2O5 and Ta2O5 are 84.6% from the flotation plant and 90% from the hydrometallurgical plant. All four products are concentrated together and are only isolated into individual products in the final stages of the hydrometallurgical process and therefore, their recovery costs have been aggregated.

The financial model assumes 100% equity financing, although the Company plans to pursue various financing options including debt, upon completion of the bankable feasibility study. Financial analyses prepared for pre-feasibility studies are designed to determine if, after applying conservative assumptions on costs and revenues, the project stands up as an economically viable development opportunity. In this regard, management is pleased that the DCF for the updated PFS again yielded positive results that are considerably more robust than the results of the DCF analysis produced in the original PFS. Sensitivity analyses demonstrate that profitability is most sensitive to total revenue, exchange rate, operating costs and the metals prices.

The complete report will be posted on SEDAR no later than August 21, 2011.

Resources and Reserves

An updated Indicated and Inferred Mineral Resource estimate was prepared by Avalon and disclosed in the Company’s news release dated January 27, 2011. The complete summary table of resources from this release (including individual rare earth oxide concentrations) is reproduced below for convenience, but the reader is referred to the January 27, 2011 news release and the subsequent NI 43-101 report for complete disclosure of the resource estimation methodology employed and other relevant context.

The Indicated Mineral Resources that form the basis of the Probable Mineral Reserves below total 57.486 million tonnes of 1.56% TREO and 0.33% HREO, with 20.72% HREO/TREO. Concentrations for all of the individual rare earth oxides and the by-product rare metals are provided below.

1  Total Rare Earth Oxides (TREO) refers to the elements lanthanum to lutetium, plus yttrium, expressed as oxides. See Avalon's website for conversion factors from elements to oxides. Heavy Rare Earth Oxides (HREO) refers to the elements europium to lutetium, plus yttrium, expressed as oxides. Light rare earths (LREO) refers to the elements lanthanum to samarium, expressed as oxides. HREO/TREO refers to the proportion of heavy rare earth oxides as a percentage of the total rare earth oxide content of the rock.

Notes:
1.	CIM definitions were followed for Mineral Resources.
2.	HREO (Heavy Rare Earth Oxides) is the total concentration of: Y203, Eu203, Gd203, Tb203, Dy203, Ho2O3, Er203, Tm203, Yb203 and Lu203.
3.	TREO (Total Rare Earth Oxides) is HREO plus: La203, Ce203, Pr6011, Nd203 and Sm203.
4.
Mineral Resources are estimated using price forecasts for 2014 for rare earth oxides prepared early in 2010.  These prices are lower than current prices. The prices used are the same as in the June 14, 2010 disclosure. (See PFS column in pricing table below)

5.	Mineral Resources are undiluted.
6.
A cut-off NMR grade of CAD$260 was used for the base case. NMR is defined as "Net Metal Return" or the in situ value of all the payable rare metals in the ore net of estimated metallurgical recoveries and processing costs.

7.	An exchange rate of 1.00 USD = 0.90 CAD was used.
8.	ZrO2 refers to Zirconium Oxide, Nb2O5 refers to Niobium Oxide, Ta2O5 refers to Tantalum Oxide, Ga2O3 refers to Gallium Oxide.

The Indicated Mineral Resources for only the Basal Zone at various Net Metal Return (NMR) cut-offs are summarized below. While the $260 NMR cut-off continues to be the base case, the table below highlights the presence of significant tonnages in higher grade sub-zones recognizable by applying a higher NMR cut-off. A portion of these higher grade sub-zones was included in the mine development plan.

Notes: The same notes apply as for the table of total resources above.

Probable Mineral Reserves were estimated by Avalon and audited by RPA,  as summarized below. The Probable Mineral Reserves represent that portion of the Indicated Resources in the Basal Zone that are included in the Mine Development Plan. Future additions to the Probable Mineral Reserves are likely once all the detailed definition drilling being conducted in 2011 is incorporated into the resource model.

Note: Details of individual REE grades in the Probable Mineral Reserves along with a plan of the reserves and other relevant information are posted on our website. The grades for the individual REE closely reflect those in the Indicated Resources table provided above.

Notes:
1.	CIM definitions were followed for Mineral Resources.
2.	Mineral Reserves are estimated using price forecasts for 2015 for rare earth oxides (US$46.33/kg average), zirconium oxide (US$3.77/kg), tantalum oxide (US$255.63/kg) and niobium oxide (US$55.86/kg).
3.	Mineral Reserves are estimated using a Net Metal Return cut-off value of CAD$260/tonnes.
4.	Indicated Mineral Resources are inclusive of Mineral Reserves.
5.
Although a general mining cut-off NMR value of CAD$300/tonne was utilized, the Probable Mineral Reserves were estimated by designing a mine plan that maximised the exploitation of resources at a Net Metal Return greater than CAD$600 (see table of resources at varying cut-off grades above). This was achieved by selecting areas of higher overall grade, but also mining the lower part of the Basal Zone, which has on average higher heavy rare earth contents. Thus the average HREO content relative to TREO for the reserves is 26% whereas the average for the resources is 21% at similar TREO grade.

Rare Metals Markets and Prices

Like the original PFS, the updated PFS assumes that Avalon will be selling a mixed rare earth oxide concentrate at a price derived using a model that discounts future individual oxide prices (by an average of 38%) to reflect the semi processed nature of the concentrate. In fact, Avalon now contemplates establishing its own separation and refining facility in North America, but has not yet completed a prefeasibility study on this facility to allow it to be incorporated into the present updated PFS. Work on this prefeasibility study has been initiated under a new contract with the same consultant that completed the scoping study in 2010.

The average “basket” price calculated for the Nechalacho mixed rare earth concentrate and used in the original PFS was US$21.94/kg.  The average “basket” price for the Nechalacho mixed rare earth concentrate using the updated price forecast for 2015 is US$ 46.33/kg.

The updated PFS bases the REE price assumption on a price forecast published by CIBC World Markets in its Rare Earth Industry Overview dated March 6, 2011, (except for the elements Ho, Er and Lu for which the original PFS price forecast was used).  The table below provides a comparison of the price forecasts used for each rare earth oxide in the original vs. the updated PFS.

Rare Earth Oxide	Original PFS Forecast FOB China 2014 US$/kg	Updated PFS Forecast FOB China 2015 US$/kg	% Increase
La2O3	$4.06	$17.49	331%
Ce2O3	$2.08	$12.45	499%
Pr2O3	$43.87	$75.20	71%
Nd2O3	$46.06	$76.78	67%
Sm2O3	$5.58	$13.50	142%
Eu2O3	$1,086.10	$1,392.57	28%
Gd2O3	$13.70	$54.99	301%
Tb4O7	$1,166.09	$1,055.70	-9%
Dy2O3	$254.59	$688.08	170%
Ho2O3	$66.35	$66.35	0%
Er2O3	$48.92	$48.92	0%
Lu2O3	$522.83	$522.83	0%
Y2O3	$23.22	$28.00	21%

As discussed in Avalon’s Industry Bulletin dated June 13, 2011, current prices FOB China reported by services such as Metal-pages.com, are much higher than those used in the price forecast for the updated PFS, reflecting the opinion of both RPA and the Company that future prices are likely to decrease from current record levels as new supply comes into the marketplace. This is particularly true of the light rare earths which are expected to comprise most of the new supply anticipated over the next 2-3 years. Heavy rare earth prices, particularly for terbium, dysprosium and europium, may remain high as little new supply is expected to come into the marketplace until Avalon commences production at Nechalacho in 2015. Interestingly, if one applies current FOB China prices to the Nechalacho mixed rare earth concentrate, a basket price of US$153.83/kg can be calculated.

Avalon's market share of total rare earth demand is conservatively forecast to be less than 5% at a 10,000 tonnes/year TREO production rate. Initial market share for certain more valuable individual HREE, such as dysprosium and terbium, is estimated at 8% and 6% respectively. On this basis, estimated production volumes for individual rare earths are provided in the table. However, the large size of the resource could likely support a higher production rate in the event that market demand ultimately exceeds current forecasts.

Rare Earth Annual Production Distribution
	@ 10,000 tpa	Over Project Life
Y2O3	1,580	1,167
Eu2O3	49	42
Gd2O3	370	308
Tb2O3	64	51
Dy2O3	364	273
Ho2O3	69	50
Er2O3	189	132
Tm2O3	26	17
Yb2O2	147	101
Lu2O3	20	14
La2O3	1,463	1,248

Ce2O3	3,264	2,778
Pr2O3	407	353
Nd2O3	1,623	1,392
Sm2O3	374	317
Totals	10,007	8,243

The Nechalacho deposit contains a number of other rare metals, notably, niobium, zirconium and tantalum that will also be recovered as valuable by-products. Gallium may also be recovered at a later stage. At the prices assumed for this PFS, the rare earths represent 69% of the anticipated total project revenues while niobium, zirconium and tantalum represent 31%. Niobium represents 15% and zirconium makes up 12% and tantalum represents 4% of total project revenues.

Since niobium is widely used in the steel industry, the niobium pentoxide price assumption of US$55.86 per kilogram is based on a representative current price escalated for inflation and for the expected increase in steel demand. The price of US$255.63 per kilogram for tantalum oxide is based on a representative current price, escalated for inflation. The price assumption of US$3.77 per kilogram for zirconium oxide is unchanged from the original PFS, reflecting less certainty about future supply demand balance in zirconium products. Avalon continues to have strong interest in off-take for its niobium, tantalum and zirconium products.

The annual metal production forecast in the updated PFS (expressed as oxides) is given in the table below. Year 1 is less than typical as it is only a partial year to allow for initial production ramp-up.

YEAR	Hydrated REO| Tonnes	Hydrated ZrO2 Tonnes	Hydrated Nb2O5 Tonnes	Hydrated Ta2O5 Tonnes
Year 1	4,688	9,564	838	56
Year 2	9,871	20,284	1,772	118
Year 3	10,127	20,574	1,827	122
Year 4	9,947	19,903	1,775	118
Year 5	9,378	18,483	1,654	105
Year 6	8,782	17,168	1,561	98
Year 7	8,514	16,500	1,508	94
Year 8	7,893	15,226	1,415	86
Year 9	7,649	15,398	1,420	87
Year 10	7,525	15,164	1,403	86
Year 11	7,249	13,877	1,356	81
Year 12	7,529	15,055	1,405	85
Year 13	7,600	16,191	1,437	90
Year 14	7,620	16,154	1,441	87
Year 15	7,707	15,582	1,437	84
Year 16	7,629	16,079	1,466	86
Year 17	7,855	18,382	1,544	93
Year 18	7,659	17,538	1,466	90

Year 19	7,440	16,200	1,349	85
Year 20	7,980	17,608	1,443	93
Year 21	4,228	9,430	779	49
Total	164,869	340,360	30,296	1,895
Note: Year 1 assumes a half year of production

Qualified Persons

Jason Cox P.Eng., Director  of Mine Engineering,  Tudor Ciuculescu P.Geo. (Ontario) Geologist, and Don Hains P.Geo. (Ontario) of RPA, and J.R. Goode, P.Eng, Consulting Metallurgist, are Qualified Persons as defined by National Instrument 43-101 and have verified that the technical information in this news release accurately reflects the technical information in the PFS.

About Avalon Rare Metals Inc. (TSX and NYSE Amex: AVL)

Avalon Rare Metals Inc. is a mineral exploration and development company focused on rare metals deposits in Canada. Its flagship project, the 100%-owned Nechalacho Deposit, Thor Lake, NWT, is emerging as one of the largest undeveloped rare earth elements resources in the world. Its exceptional enrichment in the more valuable 'heavy' rare earth elements, which are key to enabling advances in green energy technology and other growing high-tech applications, is one of the few potential sources of these critical elements outside of China, currently the source of 95% of world supply. Avalon is well funded, has no debt and its work programs are progressing steadily. Social responsibility and environmental stewardship are corporate cornerstones.

Shares Outstanding: 94,154,915. Cash resources: approximately $30 million.

To find out more about Avalon Rare Metals Inc., please visit our website at www.avalonraremetals.com. For questions and feedback, please e-mail the Company at ir@avalonraremetals.com, or phone Don Bubar, President & CEO at 416-364-4938.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Statements that are not historical fact are forward-looking statements that involve risks and uncertainties that could cause actual events or results to differ materially from estimated or anticipated events or results reflected in the forward-looking statements. Readers can identify forward-looking statements by the use of words such as “believe”, “expects”, “will”, “intends”, “projects”, “anticipates”, “estimates”, “continues” or similar words or the negative thereof. All forward-looking statements contained herein reflect management’s plans, estimates, projections and views only as of the date hereof. Such forward-looking statements include, among other things, statements regarding targets, estimates and/or assumptions in respect of resources and potential reserves, and are or may be based on assumptions and/or estimates related to future economic, market and other conditions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others:

●	the estimation or realization of mineral resources;
●	recovery rates and production costs of the rare metals;
●	the timing and amount of estimated future production;
●	requirements for additional capital;
●	future prices of rare metals and minerals;

●	market demand for rare metals and minerals;
●	the reliability of plant operations at production scale;
●	energy costs;
●	availability of required skilled labour, contractors and other human resources;
●	accidents, labour disputes and other risks of the mining industry;
●	delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities;
●	currency exchange rate fluctuations;
●	title disputes or claims limitations on insurance coverage and the timing and possible outcome of pending litigation; and
●
the other factors described in the Company’s annual Management’s Discussion and Analysis and Annual Information Form filed with the applicable securities regulatory authorities in Canada and available at www.sedar.com.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur.  Most of such factors are beyond the Company’s control. The forward-looking statements contained herein are qualified in their entirety by this cautionary statement. Readers should not place undue reliance on the forward-looking statements. The forward-looking statements contained herein are presented for the purpose of assisting investors in understanding the Company’s plans and expectations regarding operations and performance and may not be appropriate for other purposes.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES: This news release uses the terms “Measured”, “Indicated” and “Inferred” Mineral Resources.  United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves.  United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.